2884 Sand Hill Road Suite 200 Menlo Park, CA 94025 T 650.234.6000 roberthalf.com

September 13, 2022

Via EDGAR (filed as Correspondence)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
Washington, D.C. 20549

Attention: Nasreen Mohammed and Adam Phippen

Re:     Robert Half International Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2021
    Filed February 14, 2022
    File No. 1-10427

Dear Ms. Mohammed and Mr. Phippen:

This letter responds to SEC Staff comments regarding the Form 10-K for the fiscal year ended December 31, 2021, of Robert Half International Inc. (the “Company”) filed on February 14, 2022. For your convenience, we have restated the comments contained in the Staff’s letter dated August 30, 2022, in bold font. Below are our corresponding responses to the comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1.We note your non-GAAP disclosures, specifically the reconciliation of the non-GAAP adjusted summary of operations to the reported summary of operations for the years ended December 31, 2021 and 2020. Item 10(e)(1)(i)(A) of Regulation S-K requires that when a registrant presents a non-GAAP measure it must present the most directly comparable GAAP measure with equal or greater prominence. You present a full income statement to reconcile your non-GAAP measures. Please tell us your consideration of Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and Item 10(e)(1)(i)(A) of Regulation S-K. This comment also applies to your Form 10-Q and Item 2.02 Form 8-K for the fiscal quarter ended June 30, 2022.

In assessing prominence in consideration of Item 10(e)(1)(i)(A), we considered the order of presentation, degree of emphasis, style of presentation, and volume of disclosures in the Form 10-K, Form 10-Q, and Form 8-K. While GAAP and non-GAAP measures are both presented, non-GAAP measures are presented in the section titled "Non-GAAP Financial Measures" and GAAP results are presented before non-GAAP measures. Our non-GAAP measure of combined segment income is related to the adjustments required for non-GAAP gross margin and non-GAAP selling, general and administrative expense and we believe that understanding the relationship of these measures to each other is important to understanding the overall reason for presenting these non-GAAP measures and how management uses these measures to assess the results of the business.

In respectful consideration of the Staff's comment and the guidance in Question 102.10, in future filings, the Company will present separately the reconciliation of each non-GAAP measure for adjusted gross margin and adjusted selling, general and administrative expense and will remove the adjusted summary of operations.

Securities and Exchange Commission
September 13, 2022

Please see Exhibit A using the Form 10-K for the fiscal year ended December 31, 2021, as an example of how we plan to present this information prospectively.

2.     Your results of operations year-to-year comparison identifies key drivers for revenue growth in each of the reportable segments without quantifying the impact of each. Please quantify the change for each of the factors that you cite. Refer to Item 303(b) of Regulation S-K.

The Company respectfully acknowledges the Staff's comment, and in future filings the Company proposes to supplement its disclosures to quantify the impact of the underlying factors for material changes to revenues, by reportable segment, pursuant to the guidance included in Item 303(b) of Regulation S-K.

Please see Exhibit B using the Form 10-K for the fiscal year ended December 31, 2021, as a guide to how such disclosures would read in future filings with the Commission.

Consolidated Statements of Cash Flows, page 30

3.     Please tell us why you classify capitalized cloud computing implementation costs as operating cash flows referencing authoritative literature that supports the classification.

The Company develops and implements software for internal use to enhance the performance and capabilities of its operating technology infrastructure. Such development can take the form of stand-alone code where the Company has complete ownership, that is, traditional internal-use software. Internal-use software development costs such as these are reported as a component of computer software within property and equipment, and the cash flows associated with these costs are reported as investing activities.

The Company also incurs costs associated with the implementation and configuration of third party cloud computing products or "software as as service" arrangements in which the product and associated configuration are accessed online via subscriptions.

The Company adopted ASU 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement, in Q1 2019 with respect to the implementation costs associated with its cloud computing arrangements. These subscription service arrangements are used in the general operations of our business, such as the management of our customer data, record keeping, or the facilitation of business processes and workflows in the organization. ASU 2018-15 puts such arrangements into the scope of ASC 350.

ASC 350-40-45-3 states that “An entity shall classify the cash flows from capitalized implementation costs described in paragraph 350-40-25-18 in the same manner as the cash flows for the fees for the associated hosting arrangement.”

In consideration of the guidance in paragraph 350-40-45-3, the Company considered the nature of the underlying service arrangements giving rise to implementation costs subject to ASC 350. As stated above, such arrangements for the Company typically include products which are used in the normal course of our business. These service arrangements typically take the form of multi-year subscription contracts, often prepaid up to one year in advance. We considered whether such underlying service arrangements should be considered Operating, Financing or Investing activities in accordance with ASC 230. Fees associated with the hosting arrangements are included in Other Current Assets on the

Securities and Exchange Commission
September 13, 2022

Company’s Consolidated Statements of Financial Position when prepaid. Payments related to fees for the hosting arrangements are part of the Company’s ongoing operating activities and as a result, the Company has included them in cash flows from operating activities on the Company’s Consolidated Statements of Cash Flows. As a result, cash flows associated with the capitalization of cloud computing implementation costs are also classified as Operating Activities.

In response to the Staff's comments, changes to presentation as illustrated in the Exhibits will be made prospectively beginning in our Form 10-Q for the quarterly period ended September 30, 2022.

Please do not hesitate to call me at (925) 913-2895 if you have any questions or would like any additional information regarding this matter.

/s/ Michael C. Buckley

Michael C. Buckley
Executive Vice President, Chief Financial Officer

cc:	Evelyn Crane-Oliver, SVP Secretary and General Counsel
Stephen Hilton, SVP Finance and Treasurer

Securities and Exchange Commission
September 13, 2022

Exhibit A -
Years ended December 31, 2021 and 2020
Gross Margin.    The Company’s gross margin dollars were $2.70 billion for the year ended December 31, 2021, up 34.0% from $2.01 billion for the year ended December 31, 2020. Contributing factors for each reportable segment are discussed below in further detail.
Gross margin dollars for temporary and consultant staffing represent revenues less costs of services, which consist of payroll, payroll taxes and benefit costs for engagement professionals, and reimbursable expenses. The key drivers of gross margin are: i) pay-bill spreads, which represent the differential between wages paid to engagement professionals and amounts billed to clients; ii) fringe costs, which are primarily composed of payroll taxes and benefit costs; and iii) conversion revenues, which are earned when a temporary position converts to a permanent position with the Company’s client. Gross margin dollars for the Company’s temporary and consultant staffing division were $1.60 billion for the year ended December 31, 2021, up 21.8% from $1.31 billion for the year ended December 31, 2020. As a percentage of revenues, gross margin dollars for temporary and consultant staffing were 39.6% in 2021, up from 37.8% in 2020. This year-over-year improvement in gross margin percentage was primarily attributable to higher pay-bill spreads and higher conversion revenues.
Gross margin dollars for permanent placement staffing represent revenues less reimbursable expenses. Gross margin dollars for the Company’s permanent placement staffing division were $569 million for the year ended December 31, 2021, up 54.0% from $369 million for the year ended December 31, 2020. Because reimbursable expenses for permanent placement staffing services are de minimis, the increase in gross margin dollars is substantially explained by the increase in revenues previously discussed.
Gross margin dollars for risk consulting and internal audit services represent revenues less costs of services, which consist primarily of professional staff payroll, payroll taxes, benefit costs and reimbursable expenses. The primary drivers of risk consulting and internal audit services gross margin are: i) the relative composition of and number of professional staff and their respective pay and bill rates; and ii) staff utilization, which is the relationship of time spent on client engagements in proportion to the total time available for the Company’s risk consulting and internal audit services staff. Gross margin dollars for the Company’s risk consulting and internal audit division were $528 million for the year ended December 31, 2021, up 59.9% from $330 million for the year ended December 31, 2020. As a percentage of revenues, reported gross margin dollars for risk consulting and internal audit services were 28.5% in 2021, up from 26.2% in 2020. As a percentage of revenues, adjusted gross margin dollars for risk consulting and internal audit services were 29.0% in 2021, up from 27.1% in 2020. The year-over-year increase in gross margin percentage was due to higher staff utilization rates and the relative composition of and number of professional staff and their respective pay and bill rates.
The following table provides a reconciliation of the non-GAAP adjusted gross margin to reported gross margin for the years ended December 31, 2021 and 2020 (in thousands):

	Year Ended December 31, 2021
	Temporary and consultant staffing		Permanent placement staffing		Risk consulting and internal audit services		Total
	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Gross Margin
As Reported	$1,598,716	39.6%	$568,983	99.8%	$528,329	28.5%	$2,696,028	41.7%
Adjustments (1)	—	—	—	—	8,847	0.5%	8,847	0.2%
As Adjusted	$1,598,716	39.6%	$568,983	99.8%	$537,176	29.0%	$2,704,875	41.9%

Securities and Exchange Commission
September 13, 2022

	Year Ended December 31, 2020
	Temporary and consultant staffing		Permanent placement staffing		Risk consulting and internal audit services		Total
	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Gross Margin
As Reported	$1,312,797	37.8%	$369,401	99.8%	$330,413	26.2%	$2,012,611	39.4%
Adjustments (1)	—	—	—	—	11,682	0.9%	11,682	0.2%
As Adjusted	$1,312,797	37.8%	$369,401	99.8%	$342,095	27.1%	$2,024,293	39.6%

(1)Changes in the Company’s deferred compensation obligations are included in selling, general and administrative expense or, in the case of Protiviti, costs of services, while the related investment income is presented separately. The non-GAAP financial adjustments shown in the table above are to reclassify investment income from investments held in employee deferred compensation trusts to the same line item that includes the corresponding change in obligation. These adjustments have no impact to income before income taxes.
Selling, General and Administrative Expenses.    The Company’s selling, general and administrative expenses consist primarily of staff compensation, advertising, variable overhead, depreciation, and occupancy costs. The Company’s selling, general and administrative expenses were $1.95 billion for the year ended December 31, 2021, up 17.1% from $1.67 billion for the year ended December 31, 2020. As a percentage of revenues, reported selling, general and administrative expenses were 30.2% in 2021, down from 32.6% in 2020. As a percentage of revenues, adjusted selling, general and administrative expenses were 29.4% in 2021, down from 31.4% in 2020. Contributing factors for each reportable segment are discussed below in further detail.
Selling, general and administrative expenses for the Company’s temporary and consultant staffing division were $1.25 billion for the year ended December 31, 2021, increasing by 10.5% from $1.13 billion for the year ended December 31, 2020. As a percentage of revenues, reported selling, general and administrative expenses for temporary and consultant staffing were 31.0% in 2021, down from 32.6% in 2020. As a percentage of revenues, adjusted selling, general and administrative expenses for temporary and consultant staffing were 29.8% in 2021, down from 30.9% in 2020, due primarily to positive leverage from an increase in revenues.
Selling, general and administrative expenses for the Company’s permanent placement staffing division were $468 million for the year ended December 31, 2021, increasing by 35.0% from $347 million for the year ended December 31, 2020. As a percentage of revenues, reported selling, general and administrative expenses for permanent placement staffing services were 82.1% in 2021, down from 93.7% in 2020. As a percentage of revenues, adjusted selling, general and administrative expenses for permanent placement staffing was 81.2% in 2021, down from 92.0% in 2020, due primarily to positive leverage from an increase in revenues.
Selling, general and administrative expenses for the Company’s risk consulting and internal audit services division were $232 million for the year ended December 31, 2021, increasing by 24.3% from $186 million for the year ended December 31, 2020. As a percentage of revenues, selling, general and administrative expenses for risk consulting and internal audit services were 12.5% in 2021, down from 14.8% in 2020, due primarily to positive operating leverage resulting from increased revenue.

Securities and Exchange Commission
September 13, 2022

The following table provides a reconciliation of the non-GAAP adjusted selling, general and administrative expense to reported selling, general and administrative expense for the years ended December 31, 2021 and 2020 (in thousands):

	Year Ended December 31, 2021
	Temporary and consultant staffing		Permanent placement staffing		Risk consulting and internal audit services		Total
	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Selling, General and Administrative Expense
As Reported	$1,251,565	31.0%	$468,028	82.1%	$231,689	12.5%	$1,951,282	30.2%
Adjustments (1)	(46,721)	(1.2)%	(5,510)	(0.9)%	—	—	(52,231)	(0.8)%
As Adjusted	$1,204,844	29.8%	$462,518	81.2%	$231,689	12.5%	$1,899,051	29.4%

	Year Ended December 31, 2020
	Temporary and consultant staffing		Permanent placement staffing		Risk consulting and internal audit services		Total
	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Selling, General and Administrative Expense
As Reported	$1,132,915	32.6%	$346,711	93.7%	$186,415	14.8%	$1,666,041	32.6%
Adjustments (1)	(57,397)	(1.7)%	(6,109)	(1.7)%	—	—	(63,506)	(1.2)%
As Adjusted	$1,075,518	30.9%	$340,602	92.0%	$186,415	14.8%	$1,602,535	31.4%

(1)Changes in the Company’s deferred compensation obligations are included in selling, general and administrative expense or, in the case of Protiviti, costs of services, while the related investment income is presented separately. The non-GAAP financial adjustments shown in the table above are to reclassify investment income from investments held in employee deferred compensation trusts to the same line item that includes the corresponding change in obligation. These adjustments have no impact to income before income taxes.
Income from Investments Held in Employee Deferred Compensation Trusts. Under the Company’s employee deferred compensation plans, employees direct the investment of their account balances, and the Company invests amounts held in the associated investment trusts consistent with these directions. As realized and unrealized investment gains and losses occur, the Company’s employee deferred compensation obligation to employees changes accordingly. Changes in the Company’s deferred compensation obligations noted above remain in selling, general and administrative, or in the case of the Company’s risk consulting and internal audit services division, costs of services. The value of the related investment trust assets also changes by the equal and offsetting amount, leaving no net costs to the Company. The Company’s income from investments held in employee deferred compensation trusts consists primarily of unrealized and realized gains and losses and dividend income from trust investments. The Company’s income from investments held in employee deferred compensation trusts was $61 million for the year ended December 31, 2021, down from $75 million for the year ended December 31, 2020. The decrease in income from trust investments was due to lower market returns in 2021, when compared to 2020.
Income Before Income Taxes and Segment Income. The Company’s total income before income taxes was $804 million, or 12.4% of revenues, for the year ended December 31, 2021, up from $422 million or 8.3% of revenues, for the year ended December 31, 2020. Combined segment income was $806 million, or 12.5% of revenues, for the year ended December 31, 2021, up from $422 million, or 8.3% of revenues, for the year ended December 31, 2020.

Securities and Exchange Commission
September 13, 2022

The following table provides a reconciliation of the non-GAAP combined segment income to reported income before income taxes for the years ended December 31, 2021 and 2020 (in thousands):

	Year Ended December 31,
	2021	% of Revenue	2020	% of Revenue
Income before income taxes	$803,780	12.4%	$421,882	8.3%
Interest income, net	(197)	0.0%	(1,343)	0.0%
Amortization of intangible assets	2,241	0.1%	1,219	0.0%
Combined segment income	$805,824	12.5%	$421,758	8.3%
For the Company’s temporary and consultant staffing division, segment income was $394 million, or 9.8% of applicable revenues, for the year ended December 31, 2021, up from $237 million, or 6.8% of applicable revenues, for the year ended December 31, 2020. For the Company’s permanent placement staffing division, segment income was $106 million, or 18.7% of applicable revenues, for the year ended December 31, 2021, up from segment income of $29 million, or 7.8% of applicable revenues, for the year ended December 31, 2020. For the Company’s risk consulting and internal audit services division, segment income was $305 million, or 16.5% of applicable revenues, for the year ended December 31, 2021, compared to segment income of $156 million, or 12.3% of applicable revenues, for the year ended December 31, 2020.
Provision for income taxes. The provision for income taxes was 25.5% and 27.4% for the years ended December 31, 2021 and 2020, respectively. The lower tax rate for 2021 can be attributed to better coverage of non-deductible expenses due to higher income in 2021, as well as higher stock compensation deductions due to the rise in the Company's stock price.

Securities and Exchange Commission
September 13, 2022

Exhibit B -
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Years ended December 31, 2021

Service Revenues. The Company’s revenues were $6.46 billion for the year ended December 31, 2021, increasing by 26.5%, compared to $5.11 billion for the year ended December 31, 2020. Revenues from U.S. operations increased 25.6% to $5.01 billion (77.5% of total revenue) for the year ended December 31, 2021, compared to $3.98 billion (78.0% of total revenue) for the year ended December 31, 2020. Revenues from foreign operations increased 29.4% to $1.45 billion (22.5% of total revenue) for the year ended December 31, 2021, compared to $1.12 billion (22.0% of total revenue) for the year ended December 31, 2020. The economic recovery in the United States and abroad contributed to the increased broad-based demand for the Company’s staffing and business consulting services. Contributing factors for each reportable segment are discussed below in further detail.

Temporary and consultant staffing revenues were $4.04 billion for the year ended December 31, 2021, increasing by 16.1% compared to revenues of $3.48 billion for the year ended December 31, 2020. Key drivers of temporary and consultant staffing revenues include average hourly bill rates and the number of hours worked by the Company’s engagement professionals on client engagements. The increase in temporary and consultant staffing revenues for the year ended December 31, 2021, were primarily due to a 12% increase in the number of hours worked by the Company's engagement professionals and a 3% increase in average bill rates. On an as adjusted basis, temporary and consultant staffing revenues increased 15.5% for 2021 compared to 2020. In the U.S., 2021 revenues increased 15.6% on an as reported basis, and increased 16.1% on an as adjusted basis, compared to 2020. For the Company’s international operations, 2021 revenues increased 17.9% on an as reported basis, and increased 13.4% on an as adjusted basis, compared to 2020.

Permanent placement staffing revenues were $570 million for the year ended December 31, 2021, increasing by 54.0% compared to revenues of $370 million for the year ended December 31, 2020. Key drivers of permanent placement staffing revenues consist of the number of candidate placements and average fees earned per placement. The increase in permanent placement staffing revenues for the year ended December 31, 2021, were primarily due to a 50% increase in the number of placements and a 4% increase in average fees earned per placement. On an as adjusted basis, permanent placement staffing revenues increased 52.6% for 2021 compared to 2020. In the U.S., 2021 revenues increased 55.2% on an as reported basis, and increased 55.8% on an as adjusted basis, compared to 2020. For the Company’s international operations, 2021 revenues increased 51.3% on an as reported basis, and increased 45.7% on an as adjusted basis, compared to 2020. Historically, demand for permanent placement services is even more sensitive to economic and labor market conditions than demand for temporary and consultant staffing and this is expected to continue.

Securities and Exchange Commission
September 13, 2022

Risk consulting and internal audit services revenues were $1.85 billion for the year ended December 31, 2021, increasing by 46.9% compared to revenues of $1.26 billion for the year ended December 31, 2020. Key drivers of risk consulting and internal audit services revenues are the billable hours worked by consultants on client engagements and average hourly bill rates. The increase in risk consulting and internal audit services revenues for the year ended December 31, 2021, were primarily due to a 56% increase in billable hours, offset by a 9% decrease in average hourly bill rates. The decrease in hourly bill rates in 2021 was primarily due to a higher mix of intersegment revenues, which have lower average bill rates. On an as adjusted basis, risk consulting and internal audit services revenues increased 46.2% for 2021 compared to 2020. In the U.S., 2021 revenues increased 45.1% on an as reported basis, and increased 45.6% on an as adjusted basis, compared to 2020. For the Company’s international operations, 2021 revenues increased 54.0% on an as reported basis, and increased 48.6% on an as adjusted basis, compared to 2020.